Exhibit 5.1

July 28, 2004

Education Lending Group, Inc.

12760 High Bluff Drive

Suite 210

San Diego, California 92130

Re:	Education Lending Group, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

We are acting as counsel to Education Lending Group, Inc. (“Education Lending Group”) in connection with the filing with the Securities and Exchange Commission of a Registration Statement on Form S-3 (the “Registration Statement”) and the related Prospectus Supplement for the registration, under the Securities Act of 1933, as amended, of 207,766 additional shares of common stock, par value $.001, of Education Lending Group (“Common Stock”).

Item 601 of Regulation S-K and the instructions to Form S-3 require that an opinion of counsel concerning the legality of the securities to be registered be filed as an exhibit to a Form S-3 registration statement if the securities are original issue shares. This opinion is provided in satisfaction of that requirement as it relates to the Registration Statement.

In rendering this opinion, we have examined the Amended and Restated Certificate of Incorporation and the ByLaws of Education Lending Group and such records and documents as we have deemed advisable in order to render this opinion. As a result of the foregoing, we are of the opinion that:

1.    Education Lending Group is a corporation validly organized and existing and in good standing under the laws of the State of Delaware.

2.    The shares of Common Stock covered by the Registration Statement have been duly authorized. When issued in exchange for the exercise price pursuant to the terms of the option awards, the newly issued shares of Common Stock which are the subject of the Registration Statement will be legally issued, fully paid and non-assessable.

We hereby consent to the use and filing of this opinion in connection with the Registration Statement.

Very truly yours,

/s/    THOMPSON HINE LLP